UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of July 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

TABLE OF CONTENTS

I.	EDP Release – July 13, 2005: Energias do Brasil Starts Tarding in the Novo Mercado of the Bovespa Following Initial Public Offering

II.	EDP Release – July 14, 2005: Oni S.G.P.S. Sells its Spanish Telecommunications Operations to Tele2 Telecommunication Services, S.L.

Lisbon, July 13th 2005

Reuters:         EDPP.IN / EDP.N

Bloomberg:   EDP PL / EDP US

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello

Phone +351 210012834

Fax:     +351 210012899

Email: ir@edp.pt

ENERGIAS DO BRASIL STARTS TARDING IN THE NOVO MERCADO OF THE BOVESPA FOLLOWING INITIAL PUBLIC OFFERING

Today, shares of EDP - Energias do Brasil, S.A. (“Energias do Brasil”) were admitted for the first time to the Novo Mercado of the Bovespa (São Paulo, Brasil) following an Initial Public Offering (the “IPO”) of 24,161,000 ordinary shares at a price of R$18 per share, corresponding to a total amount of R$434.9 million (excluding the exercise of the Greenshoe).

The IPO had an effective demand corresponding to 2.5 times the total number of shares on offer, with approximately 50% of the subscription orders coming from the USA and approximately 40% from Brazil.

Simultaneously with this transaction, EDP – Energias de Portugal, S.A. (“EDP”) converted into Energias do Brasil ordinary shares the equivalent of R$670 million in respect of the Senior Notes of Escelsa owned by EDP, through the issuance of 37,222,222 ordinary shares at the same price as those of the IPO (the “Capitalization”).

Prior to the IPO, to the Capitalization and to the “roll-up” of the minority shareholders of our subsidiaries Escelsa, Enersul and Bandeirante into Energias do Brasil share capital in April 2005, EDP owned 100% of Energias do Brasil. Following the “roll-up”, accepted by nearly 100% of the minority shareholders, EDP’s stake in the company was of 69%. As a result of the IPO and the Capitalization, EDP will now own 66% of the share capital of Energias do Brasil.

The main objective of this operation, from the point of view of Energias do Brasil, was to (i) establish the beginning of a long term partnership with the Brazilian capital market, giving greater visibility to the assets held by the company; (ii) supply the resources to

EDP – Energias de Portugal, S.A.     Listed Company     Head Office: Praça Marquês de Pombal,12     1250-162 Lisboa     Portugal Share Capital €3 656 537 715     Registered with the Commercial Registry Office of Lisbon under no. 1805     Company Tax Number 500 697 256

finance expansion projects, particularly investments in the generation of electricity; and (iii) confer greater financial autonomy to Energias do Brasil.

The conclusion of the IPO allows the EDP Group to achieve the following main objectives:

•      position Energias do Brasil as one of the leaders of the Brazilian energy market by developing a long term growth strategy on a self-sustainable basis – it is not anticipated that there will be any need for new investments by EDP into Energias do Brasil in the foreseeable future;

•      control a vehicle that will be able to take advantage of new opportunities in the Brazilian electricity sector - namely the need to expand the country’s installed generation capacity;

•      substantially strengthen the capital structure of Energias do Brasil and reduce the potential volatility associated with the foreign currency denominated debt it owned namely that related with the Escelsa bonds.

Finally, EDP demonstrates its commitment to the highest standards of corporate governance, though the fair and transparent manner in which it has conducted the process, including the listing of Energias do Brasil in the Novo Mercado of the Bovespa.

EDP – Energias de Portugal, S.A.

Lisbon, July 14th 2005

Reuters:         EDPP.IN / EDP.N

Bloomberg:   EDP PL / EDP US

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Catarina Mello

Phone +351 210012834

Fax:     +351 210012899

Email: ir@edp.pt

ONI S.G.P.S. SELLS ITS SPANISH TELECOMMUNICATIONS OPERATIONS TO TELE2 Telecommunication Services, S.L.

Today, Oni SGPS (“Oni”), a wireline telecommunications service provider 56.61% owned by the EDP Group, signed a Sale and Purchase Agreement for the sale of its 99.93% stake in the share capital of Comunitel Global S.A. (“Comunitel”), along with all its subsidiaries and affiliated companies, to Tele2 Telecommunication Services, S.L. (“Tele2”).

Comunitel, the Spanish arm of ONI’s fixed line business, is a telecommunications operator specialized in providing voice and data communication services to small and medium size corporate clients, large enterprises, single owner—home office customers (SoHos) and more recently the top end of the residential market.

The transaction value of the above mentioned 99.93% stake in Comunitel is based on a total enterprise value of Eur. 257 million and net financial debt of Eur. 42 million. The consideration to be received in cash on completion is Eur. 215 million (including shareholders’ loans in the amount of Eur. 100 million). The book value of the Comunitel stake object of the Sale and Purchase Agreement now entered into by Oni and Tele2 is of Eur. 164 million and the company is expected to register a Eur. 51 million accounting gain resulting from this transaction. The successful completion of this transaction is conditional on a non-opposition decision by the Spanish competition authority.

This transaction is in line with the decision taken by Oni and its shareholders to completely focus the company’s activities on the Portuguese broadband fixed line telecommunications business

EDP – Energias de Portugal, S.A.     Listed Company     Head Office: Praça Marquês de Pombal,12     1250-162 Lisboa     Portugal Share Capital €3 656 537 715     Registered with the Commercial Registry Office of Lisbon under no. 1805     Company Tax Number 500 697 256

where it has a relative competitive advantage by virtue of the strong backing of its shareholders, national leaders in their respective economic sectors. In addition, the proceeds from the transaction will enable Oni to significantly reduce its financial debt.

EDP – Energias de Portugal, S.A.

Background Information

Comunitel is a leading alternative telecommunications operator offering advanced solutions to businesses and high end residential customers in Spain. Comunitel was founded in 1998 and was one of the first operators to hold a fixed line telecommunications licence in the Spanish market. With the aim of extending its telecommunications operations outside Portugal, ONI purchased Comunitel in June 2001 from Grapes Communications N.V.. Comunitel subsequently purchased Ola Internet S.A. a leading internet service provider in 2002 and fully integrated its operations into Comunitel on January 1, 2005.

Core to its strategy, Comunitel exploits the growing needs for communications products and solutions among Spanish businesses by providing competitively priced, bundled services tailored to Small and Medium Enterprises (“SMEs”), Large Enterprises and Single Owner/Home Office customers (“SoHos”) and more recently the top end of the residential market. Comunitel had 79,070 customers at end March 2005, of which 12,453 were direct ULL customers, 391 other direct customers and 66,226 indirect customers. Of the direct and indirect customers, approximately 63,000 were SoHos, 14,000 were SMEs and 1,400 were Large Enterprises.

Since 1998 Comunitel has installed a national telecommunications network. The Company operates a 16,730 km backbone fibre network across Spain (of which 10,108 km are owned and 6,622 km are leased via IRUs) composed of 5 regional rings. The backbone network is connected to the incumbent’s local access networks via leased circuits within cities at 191 locations in 79 cities across Spain to provide the final link to the Comunitel’s customers. Comunitel’s network is currently within close reach of approximately 50% of the Spanish business communications market. The network footprint is independent from Telefónica’s network, and provides a platform for the deployment of end-to-end services independently of other operators’ networks. Comunitel also leases an international network connecting Spain to London, New York and Guayaquil.

Germinus XXI S.A. (“Germinus”) provides IT consulting services and innovative technology solutions to businesses in Spain, and was founded in February 2002. Germinus is in the process of being legally integrated in the Comunitel Group, though Germinus’ operations were already integrated in the Comunitel Group companies from a management perspective

The following table shows the highlights of the proforma consolidated financials for Comunitel and Germinus.

Comunitel proforma consolidated including Germinus

EURm	2003A	2004A	Q1 2005A
Revenues	162.64	174.13	42.67
Gross Profit	50.46	58.88	16.01
EBITDA	5.03	10.55	4.05
EBIT	(23.20)	(16.17)	(2.14)
Net income	(22.59)	(18.15)	(2.35)

CAPEX (excluding Germinus)[1]	29.77	20.41	4.59
Business customers (EOP)
Indirect access customers[2]	60,148	64,564	66,226
Direct access customers	4,666	10,782	12,844
Total customers	64,814	75,346	79,070

Headcount (EOP, excluding Germinus)[3]	546	446	436

[1]	CAPEX for Germinus in 2004 was approximately EUR0.3m

[2]	Including VAS customers

[3]	Headcount for Germinus was 47 in 2004 and 43 in 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated July 14, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer